Exhibit 1

SUPERCOM LTD
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2021
(Unaudited)

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2021

(Unaudited)

IN U.S. DOLLARS

SUPERCOM LTD
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	9,419	3,137
Restricted bank deposits	1,462	815
Trade receivable, net	13,574	12,427
Other accounts receivable and prepaid expenses	874	876
Inventories, net (Note 3)	3,567	2,404
Patents	5,283	5,283
Total current assets	34,179	24,942

LONG-TERM ASSETS
Severance pay funds	404	531
Deferred tax long term	204	204
Property and equipment, net	1,628	1,371
Other Intangible assets, net (Note 4)	5,856	6,270
Goodwill	7,026	7,026
Total non-current assets	15,118	15,402

TOTAL ASSETS	49,297	40,344

CURRENT LIABILITIES
Trade payables	1,872	2,860
Employees and payroll accruals	2,558	2,627
Related parties	359	1,749
Accrued expenses and other liabilities	2,642	4,393
Deferred revenue	329	766
Short-term loan and others	1,909	7,204
Total current liabilities	9,669	19,598

LONG-TERM LIABILITIES
Long-term loan	28,536	14,952
Deferred revenue	49	49
Deferred tax liability	170	170
Accrued severance pay	520	656
Total non-current liabilities	29,275	15,827

SHAREHOLDERS' EQUITY:
Ordinary shares	1,862	1,397
Additional paid-in capital	96,089	88,853
Accumulated deficit	(87,598)	(85,331)
Total shareholders' equity	10,353	4,919

Total Liabilities and Shareholders' Equity	49,297	40,344

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2021	2020
	Unaudited	Unaudited
REVENUES	6,125	6,796

COST OF REVENUES	2,669	2,573

GROSS PROFIT	3,456	4,223

OPERATING EXPENSES
Research and development, net	1,246	987
Sales and marketing	747	973
General and administration	1,806	1,453
Other expenses (income)	-	45
Total operating expenses	3,799	3,458

OPERATING (LOSS) INCOME	(343)	765

FINANCIAL EXPENSES (INCOME), NET	1,919	1,141

LOSS BEFORE INCOME TAX	(2,262)	(376)

INCOME TAX BENEFIT	(5)	-

NET LOSS FOR THE PERIOD	(2,267)	(376)

NET LOSS PER SHARE

Basic	(0.09)	(0.02)

Diluted	(0.09)	(0.02)

Weighted average number of ordinary shares used in computing basic net loss per share	25,882,526	16,214,228

Weighted average number of ordinary shares used in computing diluted net loss per share	25,882,526	16,214,228

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

 SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional		Total
	Number of Shares	Share capital	paid-in capital	Accumulated deficit	shareholders' equity

Balance as of December 31, 2019	16,214,228	1,110	84,680	(77,464)	8,332
Changes during the six months ended June 30, 2020 (unaudited):
Net loss	-	-	-	(376)	(376)
Balance as of June 30, 2020 (unaudited)	16,214,228	1,110	84,680	(77,840)	7,956

Balance as of December 31, 2020	19,998,745	1,397	88,853	(85,331)	4,919
Changes during the six months ended June 30, 2021 (unaudited):
Exercise of options and debt conversion	5,962,651	465	7,236	-	7,701
Net loss	-	-	-	(2,267)	(2,267)
Balance as of June 30, 2021 (unaudited)	25,961,396	1,862	96,089	(87,598)	10,353

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Six months ended June 30
	2021	2020
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	(2,267)	(376)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	988	1,251
Foreign Exchange differences	(131)	-
Increase in deferred tax	-	450
Increase in trade receivables, net	(1,147)	(113)
Decrease (Increase) in other accounts receivable and prepaid expenses	2	(171)
Increase in inventories, net	(1,163)	(389)
Increase in other non-current assets	232	-
Increase (decrease) in trade payables	(988)	(65)
Increase in employees and payroll accruals	(70)	(637)
Increase (decrease) in accrued severance pay	(136)	(32)
Increase in accrued expenses, other liabilities, related parties and accrued interest	492	(1,514)
Net cash used in operating activities	(4,188)	(1,596)

Cash flows from investing activities:
Purchase of property and equipment	(492)	-
Decrease (Increase) in severance pay fund	127	19
Capitalization of software development costs	(439)	(405)
Net cash provided by (used in) investing activities	(804)	(386)

Cash flows from financing activities:
Short & Long-term loan, net	8,290	3,086
Related parties	(1,391)	(384)
Proceeds from exercise of options, warrants and debt conversion, net	5,022	-
Liability for future earn-out	-	(30)
Net cash provided by (used in) financing activities	11,921	2,672

Increase (decrease) in cash, cash equivalents and restricted cash	6,929	690
Cash, cash equivalents and restricted cash at the beginning of the year	3,952	1,210

Cash, cash equivalents and restricted cash at the end of the period	10,881	1,900

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: GENERAL

a.
SuperCom Ltd. (collectively with its subsidiaries referred to in this report as “we,” “us,” “our” or the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB Market.

The Company is a global provider of e-GOV, IoT, Communication and Cyber Security solutions, to governments and organizations, both private and public, throughout the world. The Company provides; (i) IoT products and solutions to reliably identify, track and monitor people or objects in real time, enabling customers to detect unauthorized movement of people, vehicles and other monitored objects. via the Company’s provide all-in-one field-proven PureSecurity suite, accompanied with services specifically tailored to meet the requirements of an IoT customer; (ii) Proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, the Company helps governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands; (iii) Solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events. Carriers, local governments and hospitality sectors which worldwide deploy the Company’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and productsThe Company provide; (iv) Cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control, and the Company maps sensitive information and controls data flow through email, web, external devices and additional channels.

b.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for the six months ended June 30, 2021, the Company had an accumulated deficit of $87,598, and net cash used in operating activities of $4,188, compared to $1,596 for the six months ended June 30, 2020.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2021, the Company had cash, cash equivalent and restricted cash of $10,881 and positive working capital of $24,510. Additionally, the Company secured financing of $20,000 in 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple subordinates notes, aggregate gross proceeds of $12,000 of subordinated debt. To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness, (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

The Company believes that based on the above mentioned available cash, secured financings, management’s plans, and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

c.	Senior Secured Credit Facility

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company has not any paid monthly amortization payments. The Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at or refinanced before maturity planned at December 2022 unless it is amended to a later date.

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, were set to be issued at a strike price at a premium to the then current market price.

As of June 30, 2021, the outstanding principal, including accrued interest, of the Credit Facility was $15,942.

In February 2021, the Company secured through the issuance of a subordinated note, additional gross proceeds of $7,000. For the consideration of $7,000 in gross proceeds, the Company issued a 2-year unsecured, subordinated promissory note to a certain institutional investor. The note has a 5% annual coupon and a built-in increase to the balance of the note by 5% every 6 months, for any portion of the note which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of the note at any time without a pre-payment penalty. The Company has an option at its discretion only, at any time after 12 months to pay down all or a portion of the note using its ordinary shares, subject to certain conditions being met.

In June 2021, the Company secured through the issuance of a subordinated note, additional gross proceeds of $5,000, with similar terms to the $7,000 note described above.

d.	Covid-19 Effect and Risk

In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During February until December of 2020, COVID-19 has spread globally, including in Israel, Asia, Europe, and America. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down, quarantine and vaccine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to lockdown that had been mandated by governmental authorities or otherwise elected by companies as a preventive measure.

During the six months ended June 30, 2021 and for the full year of 2020, the company’s business, trading and operations were impacted materially by the COVID-19 global. COVID-19 related imposed government restrictions in California, USA and other geographies limited our ability to interact with our clients to provide full services as well as adding new clients to our monitoring programs given court systems shutdown. The government imposed lockdowns and travel restrictions also hindered proper project deployment, productions, support, sales and R&D processes: (i) had prevented our sales teams from meeting customers and demonstrate our products, (ii) had prevented our support teams from traveling and visiting  customers in order to provide the adequate support and upgrades to our products (iii) had prevented our customers from completing tenders, purchases, (iv) had prevented proper collection of our client debt due to travel limitation or liquidity problems with our customers, (v) had prevented our customers and partners from completing  the integrations and deployments of the Company current contacts, and (vi) had impacted the production rate for products shipped to the Company or to its customers, given the Company’s previous dependency on components manufactured in China, Israel, and the USA.

The production and delivery of COVID-19 vaccines to large populations during the first 6 month of 2021, have had a positive effect on limiting the spread of the pandemic in Israel and USA, as well as in other countries that were have put an emphasis on the vaccination process. Starting at April 2021 some of the protective or restrictive measures and restrictions taken by the authorities during 2020 in Israel and USA have been lifted partially at times, but remain at a level which may continue to adversely affect our results of operations, cash flows and financial condition in the future.

NOTE 2: UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company as of June 30, 2021 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2020.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2020 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2020.

NOTE 3: INVENTORIES, NET

	June 30,	December 31,
	2021	2020
	$	$
Raw materials, parts and supplies	1,558	1,256
Finished products	2,009	1,148

	3,567	2,404

As of June 30, 2021 and December 31, 2020, inventory is presented net of write offs for slow inventory in the amount of approximately $3,217 and $2,129, respectively.

NOTE 4: OTHER INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2021	2020
	$	$
Customer relationship & Other	1,094	1,250
IP & Technology	2,472	3,060
Capitalized software development costs	2,290	1,960

	5,856	6,270

NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of On Track Innovations Ltd., or OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.

Following the date of the financial statements in this report, on August 10th  2021, the Company had signed an agreement with OTI and the abovementioned arbitration is now closed.